REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Principals of
Magicworks Entertainment

We have audited the accompanying combined balance sheets of the entities listed in Note 1 (Magicworks Entertainment) as of December 31, 1995 and 1994, and the related combined statements of income, changes in capital and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the entities' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Magicworks Entertainment at December 31, 1995 and 1994, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


                                                           Ernst & Young LLP


April 11, 1996
Miami, Florida

                            MAGICWORKS ENTERTAINMENT

                             COMBINED BALANCE SHEETS


                                                       DECEMBER 31
                                                          1995
                                                       ----------

ASSETS
Current assets:
   Cash and cash equivalents                           $  862,127
   Accounts receivable                                  1,196,297
   Inventories                                            160,930
   Preproduction costs, net                             1,508,314
   Other current assets                                   354,663
                                                        ----------
Total current assets                                    4,082,331

Property and equipment, net                             1,153,096
Investments in partnerships                               347,783
Advances and deposits                                     343,194
Notes receivable from affiliates                          665,419
Deferred costs                                            564,032
Management and booking agreements, net                    454,442
                                                       ----------

                                                       $7,610,297
                                                       ==========

LIABILITIES AND CAPITAL
Current liabilities:
   Current maturities of long-term debt                $  137,870
   Accounts payable and accrued liabilities             1,480,979
   Short-term debt                                      1,920,489
   Due to affiliates                                      398,819
                                                       ----------
Total current liabilities                               3,938,157

Long-term debt, less current maturities                   392,699

Minority Interests                                      1,470,457

Commitments and contingencies

Capital:
   Common stock                                             8,000
   Partners' capital/retained earnings                  1,800,984
                                                        ----------
                                                        1,808,984
                                                        ----------

                                                       $7,610,297
                                                       ==========

SEE ACCOMPANYING NOTES



                            MAGICWORKS ENTERTAINMENT

                          COMBINED STATEMENTS OF INCOME


                                YEAR ENDED DECEMBER 31
                                          1995
                                     ------------
Revenues:
   Production                        $ 31,638,078
   Promotion                            6,668,672
   Merchandising                        2,474,214
   Other                                1,953,135
                                      -----------
                                       42,734,099


Operating expenses:
   Talent and other show               32,945,744
   Salaries, wages and benefits         1,890,938
   Cost of goods sold                   1,462,364
   General and administrative           1,743,081
                                      -----------
                                       38,042,127


Income from operations                  4,691,972

Other income (expense):
   Interest income                        109,060
   Interest expense                       (88,015)
   From investments in productions        418,679
   Minority interests                  (1,446,888)
                                      -----------

Net income                              3,684,808

Pro forma adjustment for
   income taxes                        (1,437,075)
                                      -----------

Pro forma net income                 $  2,247,733
                                      ===========

SEE ACCOMPANYING NOTES

                            MAGICWORKS ENTERTAINMENT

                    COMBINED STATEMENTS OF CHANGES IN CAPITAL


                                    PARTNERS'
                                    CAPITAL/
                                        COMMON      RETAINED
                                        STOCK       EARNINGS           TOTAL
                                        ------     -----------      -----------

Balance at December 31, 1992            $8,000     $   646,748      $   654,748
Capital contributions                     --             2,682            2,682
Distributions                             --        (2,289,002)      (2,289,002
Net income                                --         3,020,557        3,020,557
                                        ------      ----------       ----------
Balance at December 31, 1993             8,000       1,380,985        1,388,985
Distributions                             --        (1,616,878)      (1,616,878)
Net income                                --         2,128,198        2,128,198
                                        ------      ----------       ----------
Balance at December 31, 1994             8,000       1,892,305        1,900,305
Capital contributions                     --            40,000           40,000
Distributions                             --        (3,816,129)      (3,816,129)
Net income                                --         3,684,808        3,684,808
                                        ------      ----------       ----------
Balance at December 31, 1994            $8,000     $ 1,800,984      $ 1,808,984
                                        ======      ==========       ==========

SEE ACCOMPANYING NOTES


                            MAGICWORKS ENTERTAINMENT

                        COMBINED STATEMENTS OF CASH FLOWS

                                                      YEAR ENDED DECEMBER 31
                                                              1995
                                                            ---------
OPERATING ACTIVITIES
Net income                                                 $3,684,808
Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                            219,894
     Write-down of investment in partnerships                 101,994
     Minority interests                                     1,446,888
     (Increase) decrease in:
       Accounts receivable                                   (581,224)
       Inventories                                            (16,289)
       Other current assets                                  (282,335)
       Preproduction costs                                   (449,633)
       Advances and deposits                                  (62,105)
     Increase (decrease) in:
       Accounts payable and accrued liabilities              (742,081)
                                                            ---------
Net cash provided by operating activities                   3,319,917

INVESTING ACTIVITIES
Investment in cultural facility                               (82,634)
Due to affiliates                                             (86,861)
Notes receivable from affiliates                             (205,362)
Purchase of property and equipment                           (966,024)
Investments in partnerships                                    52,443
Investment in management and
   booking agreements                                         (63,914)
                                                            ---------
Net cash used by investing activities                      (1,352,352)

FINANCING ACTIVITIES
Proceeds of  borrowings                                     2,523,677
Repayment of  borrowings                                     (264,985)
Increase in public offering costs                            (162,025)
Distributions to minority interests                        (2,507,065)
Capital contributions from minority interests               1,125,774
Distributions                                              (3,816,129)
Capital contributions                                          40,000
                                                            ---------
Net cash used by financing activities                      (3,060,753)
                                                            ---------
Net (decrease) increase in cash and
   cash equivalents                                        (1,093,188)
Cash and cash equivalents at
   beginning of year                                        1,955,315
                                                            ---------
Cash and cash equivalents at end of year                   $  862,127
                                                            =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest                     $   66,905
                                                            =========
NON-CASH INVESTING AND FINANCING ACTIVITIES
Distribution of notes receivable to affiliates             $  666,288
                                                            =========

SEE ACCOMPANYING NOTES

                            MAGICWORKS ENTERTAINMENT

                     NOTES TO COMBINED FINANCIAL STATEMENTS

                                DECEMBER 31, 1995


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF COMBINATION

The combined financial statements include the accounts of certain wholly-owned and majority-owned partnerships, joint ventures and corporations owned by Messrs. Marsh, Marshall, Krassner, Turk and Bechdel (collectively the "Principals"). The principal businesses include Magic Promotion Inc., Diamond Bullet Merchandising, Inc., Touring Artists Group, Inc., Performing Arts Management of North Miami, Inc., The Judas Company, Dolliko, The Impossible Touring Company and certain affiliated entertainment production and promotion related entities (collectively "Magicworks Entertainment" or the "Company"). The Company's fiscal year ends on December 31. All significant intercompany balances and transactions have been eliminated in the combined financial statements.

These entities have been combined for purposes of ultimately consummating a financing transaction.

NATURE OF OPERATIONS OF CONSOLIDATED SUBSIDIARIES

Magic Promotion Inc. and Magic Promotions Inc. (collectively "Magic") were formed in 1984 and 1993, in the states of Ohio and Florida, respectively, as S-Corporations to produce and promote live theatrical entertainment and to provide ancillary services including merchandising and transportation. Magic is wholly-owned by the Principals. Magic owns a 50.0% interest in The Judas Company ("Judas"), a 57.1% interest in Dolliko, a 77.88% interest in the Impossible Touring Company ("Impossible") and a 33.33% interest in the Ain't Misbehavin' Company ("Ain't Misbehavin"), four general partnerships involved in equity and non-equity theatrical production which commenced operations during 1993 and 1994. In October 1995, the Impossible Touring Company commenced a new show with Magic owning a 77.88% interest. The Company has included the accounts of Judas, Dolliko and Impossible in its combined financial statements as the Principals exercise significant control over operating and financial policies of these general partnerships. The interests of Ain't Misbehavin, Judas, Dolliko and Impossible not owned by Magic are presented as minority interests in the combined financial statements. Promotion revenues from Ain't Misbehavin, Judas, Dolliko and Impossible included in the combined statements of income were $4,930,471, $3,075,627 and $5,081,851 in 1995, 1994 and 1993, respectively.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NATURE OF OPERATIONS (CONTINUED)

Touring Artists Group, Inc. ("TAG") was formed in 1993, in the states of Ohio and Florida as an S-Corporation to promote live theatrical performances and other entertainment related events throughout the United States on behalf of the Company and third parties. TAG is wholly-owned by the Principals.

In March 1992, TAG, acquired certain assets and assumed certain liabilities of National Artists Management Company, Inc. ("NAMCO"). The acquisition has been accounted for by the purchase method of accounting. The purchase price of $395,000 approximated the fair value of the net assets acquired, which primarily consisted of management contracts. The operating results of this acquisition are included in the Company's combined results of operations from the date of acquisition.

Performing Arts Management of North Miami, Inc. ("PAM") was formed in January 1991 in the state of Florida as an S-Corporation to operate, manage and engage in the business of development, management and promotion of cultural performance centers. The Principals own 59.5% of PAM.

Diamond Bullet Merchandising, Inc. ("DBM") was formed in 1988 in the state of Florida as an S-Corporation to sell souvenir related merchandise for Company produced and third party theatrical productions. DBM is wholly-owned by the Principals.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and investments in short-term highly liquid financial instruments, primarily time deposits and money market accounts, with original maturities of three months or less. Due to the short maturity period of the cash equivalents, the carrying amount of these instruments approximates their fair values.

INVENTORIES

Inventories are valued at the lower of cost, determined on a first-in first-out basis, or net realizable value.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost less accumulated depreciation. Property and equipment are depreciated using the straight-line method over the estimated useful lives of 10 years for leasehold improvements, 3 to 7 years for furniture and equipment and 10 years for buses.

Repairs of property and equipment and minor replacements and renewals are charged to maintenance expense, which is included in general and administrative expenses, as incurred.

PREPRODUCTION COSTS

Preproduction costs consist mainly of rehearsal salaries, set design and construction expenditures incurred prior to the first performance of the theatrical productions. These costs are amortized over the terms of the respective shows, which range from 12 to 24 months.

DEFERRED COSTS

Deferred costs consist mainly of pre-opening legal and professional fees incurred in connection with The Performing Art Center of North Miami (see Note
5) and the proposed private offering by the Company discussed in Note 10. The costs relating to the Performing Arts Center which totaled $307,545 and $224,911 at December 31, 1995 and 1994, respectively, will be amortized over a maximum period of three years, upon commencement of the facility's operations which is anticipated to be in late 1997. The costs associated with the private offering which totaled $256,487 and $94,462 at December 31, 1995 and 1994, respectively, will be deducted from the net proceeds of the private offering which is anticipated to occur in 1996.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MANAGEMENT AND BOOKING AGREEMENTS

Management and booking agreements consist primarily of the cost to acquire certain booking rights and the rights to develop, construct, manage and operate a cultural facility, as discussed in Note 5. Those costs are being amortized over the terms of the respective agreements. Amortization expense related to these agreements amounted to $147,593, $93,951 and $69,761, for 1995, 1994 and 1993, respectively. Accumulated amortization was $359,067 and $233,473 at December 31, 1995 and 1994, respectively.

REVENUES

Revenues are recognized when earned, which is generally at the time of the theatrical performance or entertainment events. Cash received in advance of a performance is reflected in other current liabilities in the accompanying balance sheets.

The Company provides an allowance for losses on accounts receivable based on a monthly review of the outstanding receivables and evaluation of their collectibility.

A substantial portion of the Company's revenues are derived from the production and promotion of live theater throughout the United States, Canada and Mexico. Changes in the entertainment preferences of the general populations could affect the Company's future revenues.

INCOME TAXES

The Company and its shareholders have elected to be treated as either S-Corporations under Subchapter S of the Internal Revenue Code or are general partnerships. As such, the stockholders or partners include their proportionate share of the Company's income in their respective tax returns.

Upon completion of the transaction discussed in Note 10, the Company will become subject to state and U.S. corporate income tax.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

The accompanying combined statements of operations include pro forma adjustments for income taxes which would have been recorded had the Company been subject to federal and state corporate income taxes, based on the tax laws in effect during those periods and statutory rates applied to pre-tax accounting income.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

   Cash, receivables, accounts payable, accrued liabilities and short-term debt
   - carrying amounts of these items are a reasonable estimate of their fair value.

   Long-term debt - interest rates currently available to the Company either fluctuate with the prime rate of the lending institution or are comparable to current market rates, and thus their carrying value approximates fair value.

INVESTMENTS IN PARTNERSHIPS

The Company has limited partnership and joint venture interests, ranging from 1% to 10%, in various theatrical productions. Because the Company does not exercise significant influence over the operating and financial policies of these productions, these investments are carried in the accompanying combined balance sheets at cost and income is only recognized when received in the form of distributions.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS IN PARTNERSHIPS (CONTINUED)

The Company has four joint venture interests ranging from 25% to 35%, in various seasonal productions. Because of the short-term nature of these productions, the investments are carried in the accompanying combined balance sheets at cost and revenue is recognized using the cost recovery method, whereby no income is recognized until the investment is recouped.

ADVERTISING EXPENSE

The cost of advertising is expensed as incurred. The Company incurred approximately $5,200,000, $4,000,000 and $8,100,000 in advertising expense for the years ended December 31, 1995, 1994 and 1993, respectively, which is included in talent and other show operating expenses in the accompanying combined statements of income.

2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 1995 and 1994 consist of the following:

                                                          1995             1994
                                                        ---------        -------

   Leasehold  improvements                             $   65,868       $ 65,868
   Furniture and equipment                                176,092         80,115
   Vehicles                                             1,254,646        384,600
   Vehicle under capital lease                            198,500        198,500
                                                        ---------        -------
                                                        1,695,106        729,083

   Less accumulated depreciation
    and amortization                                      542,010        469,710
                                                        ---------        -------

   Property and equipment, net                         $1,153,096       $259,373
                                                        =========        =======

3. SHORT-TERM DEBT

Short-term debt consists of the following at December 31, 1995:


$750,000 revolving credit line, interest at 30-day commercial paper rate charged by Merrill Lynch plus 2.9% payable monthly through August 31, 1996 at which time the principal balance is due. Outstanding borrowings are collateralized by certain assets of the Company and are guaranteed
   by certain Principals of the Company.         $    692,351

$350,000 unsecured demand promissory note,
   interest at prime rate charged by
   Society National Bank plus 3/4%,
   interest due monthly. Personally
   guaranteed by certain Principals
   of the Company.                                    340,982

$500,000 unsecured commercial demand note,
   interest at prime rate charged by
   National City Bank plus 1.0%, payment
   of interest to be paid quarterly.
   Personally guaranteed by certain
   Principals of the Company.                         435,156


$400,000 note payable, interest at 10%
   principal due monthly, collateralized
   by vehicles.                                       352,000


$100,000 unsecured convertible note,
   interest at 8.5%,  principal and
   interest convertible to 24% of stock
   in DBM, due in November, 1996.                     100,000
                                                 ------------

Total short-term debt                            $  1,920,489
                                                 ============

4. LONG-TERM DEBT

Long-term debt consists of the following at December 31:

                                                            1995       1994
                                                          --------   ---------

   10.90% note payable, principal due monthly
      through May 2000. Collateralized by vehicle         $120,627   $   --


   10.75% note payable, principal due monthly
      through August 1999.  Collateralized by
      vehicle                                              148,610       --


    10.75% note payable, principal due monthly
      through October 2000. Collateralized
      by vehicle
                                                           166,807       --

   7.5% unsecured note payable, principal due monthly through December 1994
      Personally guaranteed by certain Principals of the Company
                                                              --       50,000

   9.0% note payable, principal due monthly
      through October 1997. Collateralized
      by a vehicle                                          53,747     81,286


    Capital lease obligation payable in monthly installments through September
      1997 including interest imputed at a rate of 10%, collateralized by a vehicle
                                                            40,778     61,080
                                                          --------   --------

                                                           530,569    192,366

   Less current maturities                                 137,870     97,882
                                                          --------   --------

   Total long-term debt                                   $392,699   $ 94,484
                                                          ========   ========

Scheduled maturities of long-term debt are as follows:

       YEAR ENDING
       DECEMBER 31,                                      AMOUNT
       ------------                                     --------

         1996                                          $ 137,870
         1997                                            136,874
         1998                                            105,710
         1999                                            100,275
         2000                                             49,840
                                                        --------

   Total maturities of long-term debt                  $ 530,569
                                                        ========

5. MANAGEMENT AGREEMENTS

GENERAL MANAGER AGREEMENTS

The Company entered into management agreements with Niko Associates ("Niko") for daily general operations management during the entire periods of production of Dolliko, Judas and Impossible. Management fees are calculated based on fixed weekly fees ranging from $2,000 to $5,000 per performance week plus the reimbursement of certain overhead related costs. Management fees paid by the Company to Niko amounted to $309,498, $238,408, and $191,300 in 1995, 1994 and
1993, respectively, and are reflected in talent and other show expenses in the accompanying statements of income.

MANAGEMENT OPERATING AGREEMENT

In May 1992, the Company and the City of North Miami, Florida (the "City") entered into an agreement to develop, construct, manage and operate a cultural facility for the performing and visual arts exclusively on behalf of the City. The project will be owned by the City and is expected to be funded through the issuance of 40 year industrial development revenue bonds without recourse to the City. The term of the agreement will commence on the date of occupancy (expected to be November 1997) and will continue for a period of 30 years.

Pursuant to the agreement, the Company will receive gross revenues, as defined, generated by the facility and has agreed to pay to the City; (i) an annual minimum return of $200,000 adjusted annually to reflect changes in the consumer price index, but not to exceed $500,000 per annum, (ii) a use fee charge equivalent to 5% of box office ticket sale revenue, and (iii) 5% of the gross monies actually received by the Company for concessions and parking. In addition, the Company has agreed to deposit with the City upon the approval by all federal, state, county and local regulatory and administrative agencies with jurisdiction over the project the refundable sum of $1,500,000, which is to be applied toward the payment of construction, operation and monitoring costs of the facility. In the event the cash flow generated by the facility is not sufficient to pay the interest and principal on the bonds, the management rights will revert to the City.

The Company's investment in this project which includes legal, feasibility and architectural costs and the cost related to acquiring the management agreement totaled approximately $600,000 and $500,000 at December 31, 1995 and 1994, respectively. The recoverability of these costs is dependent on the resolution of certain entitlement and permitting issues which have prevented development and construction of the project.

6. EMPLOYEE BENEFIT PLANS

Effective January 1, 1988, Magic initiated a Money Purchase Plan and Trust (the "Plan") for all full-time employees who have completed one year of service and are at least 21 years of age. Magic contributes an amount not to exceed 25% of the participating employee's compensation or $30,000. In addition, the Plan permits Magic to make additional discretionary contributions to the Plan. Total contributions to the Plan by Magic were $69,000, $70,446, and $68,815 in 1995, 1994 and 1993, respectively. Employees vest in the Company's discretionary contributions at the rate of 20% per year upon completion of two years of service.

7. LEASES

The Company leases a bus under a capital lease. Future minimum rentals under this capital lease at December 31, 1995 are as follows:

   YEAR ENDING
   DECEMBER 31,                                            AMOUNT
   ------------                                            ------

     1996                                             $    25,497
     1997                                                  19,123
                                                       ----------
   Total minimum lease payments                            44,620
   Less amount representing interest                        3,842
                                                       ----------
   Net obligation                                          40,778
   Less current portion                                    22,428
                                                       ----------
   Long-term portion                                  $    18,350
                                                       ==========

The capital lease obligation is included in long-term debt in the accompanying balance sheets.

The Company leases office space from affiliated (See Note 8) and non-affiliated entities under operating lease agreements which extend through December 31, 1997. The following is a schedule of approximate future minimum lease payments required under such non-cancelable operating leases at December 31, 1995:

   YEAR ENDING
   DECEMBER 31,                                          AMOUNT
   ------------                                          ------

     1996                                             $    86,032
     1997                                                  37,515
                                                       ----------
   Total minimum lease payments                       $   123,547
                                                       ==========

Rent expense amounted to $137,200, $137,021 and $98,250 for the years ended December 31, 1995 , 1994 and 1993, respectively, and is included in general and administrative expenses in the accompanying combined statements of income.

8. RELATED PARTY TRANSACTIONS

In the normal course of its business, the Company conducts business with its Principals and their respective affiliates.

Fees paid by the Company for accounting, general management, office and other administrative services to entities controlled by the Principals were $53,218, $75,378, and $78,984 in 1995, 1994 and 1993, respectively, and are reflected in general and administrative expenses in the accompanying combined statements of income.

In 1991 and 1993, the Company entered into two three-year noncancellable operating leases for office space with related entities. The Company is required to pay taxes, maintenance, insurance and utility costs. Payments under these leases totalled $71,824, $74,726, and $59,488 in 1995, 1994 and 1993,
respectively.

The Company has notes receivable from entities controlled by certain Principals with an outstanding balance, including accrued interest, of $665,419 and $460,057 at December 31, 1995 and 1994, respectively. Interest income related to these receivables totaled $84,520, $28,589 and $-0- in 1995, 1994 and 1993, respectively. These unsecured notes bear interest at prime plus 2.9% and are due in 1996.

 The Company has payables due to certain Principals with an outstanding balance, including accrued interest, of approximately $398,819 and $485,680 at December 31, 1995 and 1994, respectively. Interest expense related to these payables totaled $83,518, $62,408 and $45,200 in 1995, 1994 and 1993, respectively. These payables have no stated repayment terms.

9. COMMITMENTS AND CONTINGENCIES

The Company has royalty and employment agreements with certain authors, actors, directors and choreographers and their respective unions. These agreements are generally one to three years in length and provide for minimum compensation levels. These agreements may include incentive bonuses based upon specified goals. The aggregate commitment for future salaries and royalties, excluding bonuses, as of December 31, 1995 was approximately $2,288,000, which will be paid during 1996.

In October 1994, a former independent contractor filed a complaint against Judas in the Common Pleas Court of Philadelphia County seeking consequential damages of $5,000,000 arising from the termination of an employment contract by Judas. A court date has not been set. Management of Judas believes that the lawsuit is without merit, and that the outcome of this suit will not have a material adverse effect on the Company's combined financial condition or results of operations.

Litigation has been threatened by a former financial advisor to the Company with respect to an alleged contract with the Company that provided that such individual would receive the right to purchase 5% of the equity in the Company at a discount upon consummation of a public financing. The Company believes that it was fraudulently induced to enter into such contract, and that, in any event the alleged contract was terminated under circumstances in which the individual is not entitled to any compensation. The Company believes that if the individual commences an action, his claims will be without merit. The Company intends to vigorously defend any suit that the defendant might bring in the future based on the contract and the Company may pursue its own action for declaratory judgment.

10. SUBSEQUENT EVENTS

The Company intends to consummate a $10 million private placement offering of units consisting of unsecured senior convertible notes and the Company's common stock. Management expects to use the proceeds from the offering, after deducting offering expenses, to repay certain loans and to provide working capital for expanding the Company's operations and for general corporate purposes.

Immediately after the closing of the offering, the Company intends to merge with and into a corporation whose stock is publicly tradeable.